OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

QUICKSILVER RESOURCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74837R104

(CUSIP Number)

January 6, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,111,654 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,111,654 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,111,654
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 2 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,111,654 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,111,654 (1) (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,111,654
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

Page 3 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 229,400 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 229,400 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 4 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 229,400 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 229,400 (1) (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

Page 5 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9, 341,054 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,341,054 (1) (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,341,054
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) (CO)

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 9,111,654 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 229,400 of such shares.

(2) Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

Page 6 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,400 (1)
	6.	Shared Voting Power 9, 341,054 (2)
	7.	Sole Dispositive Power 7,400 (1)
	8.	Shared Dispositive Power 9,341,054 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9, 348,454
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. Scully’s Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 7 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 48,900 (1)
	6.	Shared Voting Power 9,341,054 (2)
	7.	Sole Dispositive Power 48,900 (1)
	8.	Shared Dispositive Power 9,341,054 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9, 389,954
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. Oberndorf’s Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 8 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Patterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 600 (1)
	6.	Shared Voting Power 9, 341,654 (2)
	7.	Sole Dispositive Power 600 (1)
	8.	Shared Dispositive Power 9,341,654 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9, 342,254
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. Patterson’s Individual Retirement Account, which is self-directed.

(2) Of these shares, 9,341,054 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp, and 600 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as a controlling person, director and executive officer of The Elizabeth R. & William J. Patterson Foundation.

Page 9 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,300 (1)
	6.	Shared Voting Power 9,341,054 (2)
	7.	Sole Dispositive Power 1,300 (1)
	8.	Shared Dispositive Power 9,341,054 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,342,354
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. McDermott’s Individual Retirement Account, which is self-directed

(2) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 10 of 20 pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Elizabeth R. & William J. Patterson Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 600 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 600 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (CO)

(1) Power is exercised through its controlling persons, directors and executive officers, William J. Patterson and Elizabeth R. Patterson.

**Denotes less than.

Page 11 of 20 pages

Item 1.

(a)	Name of Issuer Quicksilver Resources, Inc.
(b)	Address of Issuer’s Principal Executive Offices 777 West Rosedale, Fort Worth, Texas 76104

Item 2.

(a)

Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), Edward H. McDermott (“EHM”) and The Elizabeth R. & William J. Patterson Foundation, a California corporation ("Patterson Foundation"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp, JHS, WEO, WJP, EHM and Patterson Foundation, are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b), (c)

Address of Principal Business Office or, if none, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

Page 12 of 20 pages

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of WEO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is a citizen of the United States of America.

The principal business address of WJP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is a citizen of the United States of America.

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

The principal business address of the Patterson Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. The Patterson Foundation is a California corporation.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
(e)	CUSIP Number: 74837R104

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

SPO Partners II, L.P.	9,111,654 common shares
SPO Advisory Partners, L.P.	9,111,654 common shares
San Francisco Partners, L.P.	229,400 common shares
SF Advisory Partners, L.P.	229,400 common shares
SPO Advisory Corp.	9,341,054 common shares
John H. Scully	9,348,454 common shares
William E. Oberndorf	9,389,954 common shares
William J. Patterson	9,342,254 common shares
Edward H. McDermott	9,342,354 common shares
The Elizabeth R. & William J. Patterson Foundation	600 common shares

Page 13 of 20 pages

(b)	Percent of class:

SPO Partners II, L.P.	5.5%
SPO Advisory Partners, L.P.	5.5%
San Francisco Partners, L.P.	0.1%
SF Advisory Partners, L.P.	0.1%
SPO Advisory Corp.	5.6%
John H. Scully	5.6%
William E. Oberndorf	5.6%
William J. Patterson	5.6%
Edward H. McDermott	5.6%
The Elizabeth R. & William J. Patterson Foundation	**0.1%

** Denotes less than

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

SPO Partners II, L.P.	9,111,654 common shares
SPO Advisory Partners, L.P.	9,111,654 common shares
San Francisco Partners, L.P.	229,400 common shares
SF Advisory Partners, L.P.	229,400 common shares
SPO Advisory Corp.	9,341,054 common shares
John H. Scully	7,400 common shares
William E. Oberndorf	48,900 common shares
William J. Patterson	600 common shares
Edward H. McDermott	1,300 common shares
The Elizabeth R. & William J. Patterson Foundation	600 common shares

(ii)	Shared power to vote or to direct the vote:

SPO Partners II, L.P.	0 common shares
SPO Advisory Partners, L.P.	0 common shares
San Francisco Partners, L.P.	0 common shares
SF Advisory Partners, L.P.	0 common shares
SPO Advisory Corp.	0 common shares
John H. Scully	9,341,054 common shares
William E. Oberndorf	9,341,054 common shares
William J. Patterson	9,341,654 common shares
Edward H. McDermott	9,341,054 common shares
The Elizabeth R. & William J. Patterson Foundation	0 common shares

(iii)	Sole power to dispose or to direct the disposition of:

SPO Partners II, L.P.	9,111,654 common shares
SPO Advisory Partners, L.P.	9,111,654 common shares
San Francisco Partners, L.P.	229,400 common shares
SF Advisory Partners, L.P.	229,400 common shares
SPO Advisory Corp.	9,341,054 common shares
John H. Scully	7,400 common shares
William E. Oberndorf	48,900 common shares
William J. Patterson	600 common shares

Page 14 of 20 pages

Edward H. McDermott	1,300 common shares
The Elizabeth R. & William J. Patterson Foundation	600 common shares

(iv)	Shared power to dispose or to direct the disposition of:

SPO Partners II, L.P.	0 common shares
SPO Advisory Partners, L.P.	0 common shares
San Francisco Partners, L.P.	0 common shares
SF Advisory Partners, L.P.	0 common shares
SPO Advisory Corp.	0 common shares
John H. Scully	9,341,054 common shares
William E. Oberndorf	9,341,054 common shares
William J. Patterson	9,341,654 common shares
Edward H. McDermott	9,341,054 common shares
The Elizabeth R. & William J. Patterson Foundation	0 common shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 15 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2009
Date

/s/ Kim M. Silva
Signature

Kim M. Silva

Attorney-in-fact for:

SPO Partners II, L.P. (1)

SPO Advisory Partners, L.P. (1)

San Francisco Partners, L.P. (1)

SF Advisory Partners, L.P. (1)

SPO Advisory Corp. (1)

John H. Scully (1)

William E. Oberndorf (1)

William J. Patterson (1)

Edward H. McDermott (1)

The Elizabeth R. & William J. Patterson

Foundation (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

Page 16 of 20 pages

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney

Page 17 of 20 pages